

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

Joshua Goldstein
General Counsel and Secretary
Masterworks 157, LLC
225 Liberty St. 29th Floor
New York, New York 10281

> **Re: Masterworks 157, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 19, 2022**
> **File No. 024-12016**

Dear Joshua Goldstein:

      We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Summary
Highlights, page 4

1.   We note your response to comment 1 and reissue in part. Please revise footnotes 3 and 4 to explicitly quantify and detail how the 21.5% annualized return to investors was calculated. In this regard, please provide a more detailed breakdown of the sale price and all costs and fees which resulted in the disclosed annualized return.

Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services